AMERICAN SCIENTIFIC RESOURCES, INCORPORATED
1112 Weston Road, Unit 278
Weston, FL 33326

January 11, 2011

EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel Morris, Special Counsel

Re:	American Scientific Resources, Incorporated
Amendment No. 9 to Registration Statement on Form S-1
Filed January 11, 2011
File No. 333-164517

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, American Scientific Resources, Incorporated (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30pm, Eastern Time, on January 13, 2011, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

American Scientific Resources, Incorporated

By:	/s/ Christopher F. Tirotta
Name: Christopher F. Tirotta
Title: Chief Executive Officer